File No. 70-9075

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ------------------------------

                         CENTRAL POWER AND LIGHT COMPANY
                           539 North Carancahua Street
                        Corpus Christi, Texas 78401-2802

                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East Sixth Street
                           Tulsa, Oklahoma 74119-1212

                       SOUTHWESTERN ELECTRIC POWER COMPANY
                                428 Travis Street
                        Shreveport, Louisiana 71156-0001

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                            Abilene, Texas 79601-5820

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                                Williams Tower 2
                                2 West 2nd Street
                              Tulsa, Oklahoma 74103

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                           ---------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)
                          -----------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                          New York, New York 10005-1413

                   (Names and addresses of agents for service)


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                  Central Power and Light  Company,  Public  Service  Company of
Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company (the "Operating Companies"), wholly owned public utility subsidiaries of Central and South West Corporation ("CSW"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Central and South West Services, Inc., a wholly owned subsidiary of CSW that is authorized to provide services to associate companies pursuant to Section 13(b)
of  the  Act  and  rules  of  the  Securities  and  Exchange   Commission   (the
"Commission") promulgated thereunder (the "Service Company"), hereby submit for filing this Amendment No. 2 to the Form U-1 Application-Declaration in this File No. 70-9075 (the "Application") for the purpose of amending Items 1 and 6 thereof. In all other respects, the Application as previously filed and amended will remain the same. Item 1. Description of the Proposed Transactions.
                  Item 1 is hereby amended by adding the following sentence to the end of the third paragraph thereof: "It is requested that the Commission reserve jurisdiction over the offering of the Plans in the states of Arkansas and Louisiana pending completion of the record." Item 6. Exhibits and Financial Statements.
                  Item 6 is  hereby  amended  to  file  the  following  exhibit:
         Exhibit 3 - Financial Statements as of June 30, 1997.


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                                S I G N A T U R E
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
         Dated:  October 9, 1997

                                 CENTRAL POWER AND LIGHT COMPANY

                                 By:/s/WENDY G. HARGUS
                                       Wendy G. Hargus
                                       Treasurer


                                 PUBLIC SERVICE COMPANY OF OKLAHOMA


                                 By:/s/WENDY G. HARGUS
                                       Wendy G. Hargus
                                       Treasurer


                                 SOUTHWESTERN ELECTRIC POWER COMPANY

                                 By:/s/WENDY G. HARGUS
                                       Wendy G. Hargus
                                       Treasurer

                                 WEST TEXAS UTILITIES COMPANY

                                 By:/s/WENDY G. HARGUS
                                       Wendy G. Hargus
                                       Treasurer


                                 CENTRAL AND SOUTH WEST SERVICES,INC.


                                 By:/s/WENDY G. HARGUS
                                       Wendy G. Hargus
                                       Treasurer


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                           Exhibit Index

                                                           Transmission
Number                     Exhibit                            Method
--------                   -------                         ------------

  1                        Preliminary opinion of              ___
                           Milbank, Tweed, Hadley &
                           McCloy, counsel to the
                           Applicants (previously
                           filed).

  2                        Final or "Past Tense"               ___
                           opinion of Milbank, Tweed,
                           Hadley & McCloy, counsel
                           to the Applicants (to be
                           filed with the Certificate
                           of Notification).

  3                        Financial Statements as           Electronic
                           of June 30, 1997.

  4                        Proposed notice of                  ___
                           proceeding (previously
                           filed).